Exhibit 3.1

ARTICLE III, Section 3.2 of Limoneira Company’s Amended and Restated Bylaws is hereby amended and restated in its entirety to read as follows:

“3.2 EXACT NUMBER OF DIRECTORS.

The exact number of directors of the Corporation shall be eleven (11) until this Section 3.2 shall be changed by the amendment thereof duly adopted by the board of directors or by the stockholders as provided in the Corporation’s certificate of incorporation.”

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